Exhibit 1

Group Secretariat
Level 20, 275 Kent Street
Sydney NSW 2000 Australia
Telephone: (02) 8253 0390
Facsimile: (02) 8253 1215

30 April 2009

Company Announcements

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

ALERT ON UNSOLICITED OFFERS FOR WBC SHARES

Westpac Banking Corporation (WBC) is aware that a company called Hassle Free Shares Pty Ltd (Hassle Free) has recently made an unsolicited offer to some WBC shareholders to purchase their WBC shares at a price of $10.00 per share. This price is substantially below the recent average price of Westpac shares.

WBC does not endorse these unsolicited offers by Hassle Free and is not associated with any such offers. Hassle Free has relied upon provisions in the Corporations Act to compel WBC to provide it with a copy of its share registry.

If shareholders receive an offer, from Hassle Free or any other company, to buy their WBC shares, we strongly recommend they should:

•	read the offer document carefully;
•	compare the offer price against the market price of WBC shares; and
•	seek independent advice from a qualified professional advisor or stockbroker before making any decisions about selling their WBC shares.

Importantly, there is no compulsion for shareholders to accept any such offer.

WBC’s share price is published in the financial pages of major newspapers and is available from the ASX website (www.asx.com.au, code: WBC).  The ASX website also provides details on how to find a licensed broker.

The Australian Securities and Investments Commission (ASIC) has previously advised shareholders to be aware of the pitfalls associated with unsolicited offers to purchase shares, and have provided a ‘safety checklist’ to assist shareholders in assessing such offers (available from www.fido.gov.au).  Further details on dealing with unsolicited share purchase offers can also be obtained from ASIC by contacting their Infoline by email infoline@asic.gov.au or phone 1300 300 630 (international, call +613 5177 3777).

If you have any questions regarding unsolicited offers for purchase of your shares, please contact our share registry, Link Market Services Limited on 1800 804 255 (toll free in Australia) or (612) 8280 7070 (international).

Anna Sandham

Company Secretary